UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-20664

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BOOKS-A-MILLION, INC.

401(k) PLAN

(f/k/a BOOKS-A-MILLION, INC.

401(k) PROFIT SHARING PLAN)

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Books-A-Million, Inc.

402 Industrial Lane

Birmingham, AL 35211

BOOKS-A-MILLION, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator

Books-A-Million, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Books-A-Million, Inc. 401(k) Plan (formerly known as the Books-A-Million, Inc. 401(k) Profit Sharing Plan) (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Books-A-Million, Inc. 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of net assets available for benefits has been subjected to audit procedures performed in conjunction with the audit of Books-A-Million, Inc. 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Atlanta, Georgia

June 29, 2015

BOOKS-A-MILLION, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2014	December 31, 2013
ASSETS

Investments, at fair value	$23,169,128	$22,735,125

Notes receivable from participants	1,298,921	1,279,559

Company contributions receivable	350,416	362,158

Total assets	24,818,465	24,376,842

LIABILITIES

Excess contributions payable	100,664	66,577

Total liabilities	100,664	66,577

Net assets available for benefits, reflecting investments at fair value	24,717,801	24,310,265
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(6,969)	(7,282)

Net assets available for benefits	$24,710,832	$24,302,983

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

Additions to net assets available for benefits attributed to:
Investment income:
Net appreciation in fair value of investments	$729,931
Interest and dividends	827,981

1,557,912

Interest income on notes receivable from participants	55,147

Contributions:
Company contributions	350,416
Participant contributions	1,471,711
Rollovers from participants	13,706

1,835,833

Total additions	3,448,892

Deductions from net assets available for benefits attributed to:
Distributions to participants	2,907,985
Deemed distributions	112,719
Administrative expenses	20,339

Total deductions	3,041,043

Net increase	407,849
Net assets available for benefits:
Beginning of year	24,302,983

End of year	$24,710,832

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

1.	DESCRIPTION OF PLAN

The following description of the Books-A-Million, Inc. 401(k) Plan (f/k/a the Books-A-Million, Inc. 401(k) Profit Sharing Plan) (as restated, the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, refer to the Plan agreement.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). All employees of Books-A-Million, Inc. and its subsidiaries (the “Company”) who have completed six consecutive months of service and have attained the age of 21 are eligible to participate in the Plan. Prior to August 1, 2014, SunTrust Bank, NA (“SunTrust”) was the trustee of the Plan. Under a trust agreement effective August 1, 2014, the Plan was restated, and Merrill Lynch (the “Trustee”) was appointed trustee for the Plan. As part of the adoption agreement, the name of the Plan was changed to “Books-A-Million, Inc. 401(k) Plan” from “Books-A-Million, Inc. 401(k) Profit Sharing Plan.”

Contributions

Each year, participants are allowed to make elective contributions to the Plan, not to exceed 15% of their eligible compensation, subject to Internal Revenue Service (“IRS”) pre-tax deferral limits as defined. The Plan also offers Roth 401(k) contributions as an alternative to traditional pre-tax contributions. Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans. Participants age 50 and older may also make catch-up contributions as defined by the IRS. The Company may make a discretionary contribution equal to a uniform percentage or dollar amount of the participant’s elective deferrals, which is determined annually. In order for participants to receive discretionary matching contributions, they must meet minimum annual service requirements and be actively employed as of the last day of the Plan year. For the Plan year ended December 31, 2014, the Company’s contributions to the Plan equaled a discretionary matching contribution of 50% of the first 3% of a participant’s eligible compensation. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Participant Accounts

Each participant’s account is credited with the participant’s elective contribution and any related actual earnings (losses), and annually with the Company’s discretionary matching contribution. Participants are also charged with an allocation of administrative expenses, if any, based on the funds invested, as defined. Participants may direct their contributions, any Company discretionary matching contributions and any related earnings into various investment options available under the Plan. The Plan currently offers various mutual funds, a collective trust fund, and money market accounts. In addition, participants are allowed to change their investment elections at any time. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings (losses) thereon. Vesting in the Company’s discretionary matching contributions, plus actual earnings (losses) thereon, is based upon years of service. A participant vests 20% each year after completion of one year of credited service and is 100% vested after five years of credited service.

Forfeitures

Forfeitures are created when participants terminate employment before becoming fully vested in their benefits under the Plan. At December 31, 2014 and 2013, forfeited nonvested accounts totaled $25,207 and $11,967, respectively. Under the terms of the Plan agreement, forfeitures can be used to pay Plan expenses or can be used to reduce future Company contributions to the Plan. During 2014, Company contributions were reduced by $11,967 from forfeited nonvested accounts.

BOOKS-A-MILLION, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 (subject to certain restrictions and approval) or 50% of the participant’s vested account balance. The loans are issued by the Plan and secured by the balance in the participant’s account. Loans with a face amount less than $2,000 must be repaid within a period of three years. All other loans must be repaid within a period of five years, unless the loan is used to purchase a principal residence, whereby the loan must be repaid within a reasonable period of time not to extend beyond 15 years. Under the terms of the Plan agreement, Plan loans will bear a reasonable rate of interest consisting of a fixed rate of interest equal to the prime rate at the loan’s inception plus one percent. Principal and interest are repaid to the Plan ratably through biweekly payroll deductions. The Plan allows for a participant to have a maximum of two loans outstanding at a time.

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum distribution or installment payments on a quarterly or annual basis. Effective August 1, 2014, participants who are no longer employed with the Company, may not take a partial withdrawal/distribution. A participant whose vested account balance is $1,000 or less and who has not commenced receiving installment payments will automatically receive an immediate lump-sum distribution equal to the participant’s vested account balance.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared based on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments, and the Plan administrator deems the participant loan to be a distribution, then the participant loan balance is reduced and a benefit payment is recorded.

BOOKS-A-MILLION, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds and money market funds are valued at the quoted net asset values (“NAV”) of shares held by the Plan at year-end. Collective trust funds are valued based on their NAV reported by the investment advisor in the financial statements of the collective trust funds at year-end. All collective trust funds provide for daily participant redemptions by the Plan at reported NAV per share, with no advance notice requirement.

SunTrust Retirement 500 Index Fund

This fund seeks to emulate the performance of Standard and Poor’s 500 Index, which is a benchmark index designed to measure investment returns of stocks of large capitalization U.S. traded companies. Stocks listed on national securities exchanges are valued at the last sale price or official closing price on the valuation date or, if there is no sale or official closing price, at the latest available bid price. Other unlisted stocks are valued at their last sale price or official closing price, or if no reported sale occurs during the day, at a bid price estimated by a broker. Securities listed on the NASDAQ exchange are valued using the NASDAQ Official Closing Price (“NOCP”). Generally, the NOCP is the last sale price unless the reported trade for the security is outside the range of the bid/ask price. In such cases, the NOCP is normalized to the nearer of the bid or ask price. Investments in open-end investment companies, unit investment trusts or similar investment funds are valued daily at their closing NAV (or unit value) per share. Other securities and assets for which market quotations are not readily available, or for which valuation cannot be provided, are valued at fair value under the direction of the Trustee.

BOOKS-A-MILLION, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

Federated Capital Preservation Fund

The Federated Capital Preservation Fund (the “Preservation Fund”) is a stable value fund with an intended purpose of providing stable principal and high current income. Investments in this fund include guaranteed investment contracts (GICs), separate account guaranteed investment contracts (SGICs), synthetic guaranteed investment contracts (SICs), money market mutual funds and other stable value products that can be carried at contract value.

A participant’s ownership in the Preservation Fund is represented by units. Participants may purchase units of the Preservation Fund daily based on an established unit value of $10.00. The Plan is permitted to redeem units of the Preservation Fund for the purpose of funding a bona fide benefit payment, making a participant loan, honoring an employee-directed transfer of the participant’s interest in the Plan to another investment election that is a noncompeting investment or paying Trustee fees. Withdrawals from the Preservation Fund may be made for all other purposes upon twelve months advance written notice to the Preservation Fund’s trustee. Certain events may limit the ability of the Preservation Fund to transact at the established unit value of $10.00, such as mergers, mass layoffs, plan terminations, implementation of early retirement incentive programs or other events within the control of the Preservation Fund. Plan management believes that occurrence of these events and circumstances that would cause the Preservation Fund to transact at less than contract value is not probable. The Preservation Fund’s weighted average gross crediting interest rate was 1.76% and 1.23% as of December 31, 2014 and 2013, respectively. The average yields of the Preservation Fund for the year ended December 31, 2014 were as follows:

Ratio of year end market value yield to investments (at fair value):	1.10%
Ratio of year end crediting rate investments (at fair value):	1.14%

As described in ASC 946-210-45, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses. The Plan invests in investment contracts through a collective trust fund. The fair value is estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. As required under ASC 946-210-45, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the collective trust funds, as well as the adjustments of the investments in the collective trust funds from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) – a consensus of the FASB Emerging Issues Task Force, which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy and related disclosures. ASU 2015-07 requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. For all other entities, the guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. Plan management does not expect the new accounting pronouncement to have a material impact on the financial statements.

BOOKS-A-MILLION, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

3.	INVESTMENT INFORMATION

Individual investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2014	2013

Mutual funds:
American Balanced Fund Class R-3	$1,476,904
American AMCAP Fund Class R3	4,877,158
Invesco Comstock Fund Class A	2,634,524
JP Morgan SmartRetirement 2030 Fund Class A	1,712,396
JP Morgan SmartRetirement 2040 Fund Class A	1,705,714
JP Morgan SmartRetirement 2050 Fund Class A	1,703,721
BlackRock S&P 500 Stock Fund Class I	2,267,242
Fidelity Advisor Stock Selector All Cap Fund - Class A		$4,696,258
MFS Value Fund		2,694,110
RidgeWorth Moderate Allocation Strategy Fund		1,467,304
T. Rowe Price Retirement 2030 Fund - Advisor Class		1,409,868
T. Rowe Price Retirement 2040 Fund - Advisor Class		1,540,097
T. Rowe Price Retirement 2050 Fund - Advisor Class		1,474,451
Collective trust funds:
Federated Capital Preservation Fund (at contract value)*	2,150,656	2,522,760
SunTrust Retirement 500 Index Fund - Class B		2,207,145

*	The fair value of the Plan’s investment in the Federated Capital Preservation Fund was $2,157,625 and $2,530,042 at December 31, 2014 and 2013, respectively.

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

December 31, 2014

Mutual funds	$663,739
Collective trust funds	119,457
Company stock	(53,265)

Total net appreciation in fair value of investments	$729,931

BOOKS-A-MILLION, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

4.	FAIR VALUE MEASUREMENTS

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Fair Value Measurements at December 31, 2014
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Company stock	$226,082	$—	$—	$226,082
Domestic mutual funds	20,061,275	—	—	20,061,275
International mutual funds	496,540	—	—	496,540
Preservation collective trust fund (a)	—	2,157,625	—	2,157,625
Money market fund	227,606	—	—	227,606

Total investments, at fair value	$21,011,503	$2,157,625	$—	$23,169,128

	Fair Value Measurements at December 31, 2013
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Company stock	$341,018	$—	$—	$341,018
Domestic mutual funds	16,834,758	—	—	16,834,758
International mutual funds	470,368	—	—	470,368
Preservation collective trust fund (a)	—	2,530,042	—	2,530,042
Equity index collective trust fund (b)	—	2,207,145	—	2,207,145
Money market fund	351,794	—	—	351,794

Total investments, at fair value	$17,997,938	$4,737,187	$—	$22,735,125

(a)	The primary investment objective of the preservation collective trust fund is to maintain stability of principal and offer high current income to participants (see Note 2 for more information).
(b)	The strategy of the equity index collective trust fund is to invest in equity securities that replicate the movements of an index of a specific financial market, such as the Standard & Poor’s (S&P) 500 Index. The fund is daily valued and has no significant restrictions.

BOOKS-A-MILLION, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	EXCESS CONTRIBUTIONS PAYABLE

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	RELATED PARTY TRANSACTIONS

Prior to August 1, 2014, certain Plan investments were shares of mutual funds, collective trust funds and money market funds managed by SunTrust. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. The fair market value of Company stock held as investments as of December 31, 2014 and 2013 was $226,082 and $341,018, respectively.

9.	INCOME TAX STATUS

The underlying non-standardized prototype plan used through July 31, 2014 has received an opinion letter from the IRS dated March 31, 2008 stating that the form of the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is tax-exempt. The underlying non-standardized prototype plan used since August 1, 2014 has also been qualified under section 401(a) of the Code by the IRS through the opinion letter dated March 31, 2008, and, therefore, is also tax-exempt. In accordance with Revenue Procedures 2011-6 and 2011-49, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014 and December 31, 2013, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2010.

BOOKS-A-MILLION, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$24,710,832	$24,302,983
Contributions receivable from the Company	(350,416)	(362,158)
Excess contributions payable	100,664	66,577
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	6,969	7,282

Net assets available for benefits per Form 5500	$24,468,049	$24,014,684

The following is a reconciliation of investment income per the financial statements to Form 5500:

December 31, 2014

Total investment gain per the financial statements	$1,557,912
Prior year adjustment from fair value to contract value for interest in collective trust	(7,282)
Current year adjustment from fair value to contract value for interest in collective trust	6,969

Total investment income per Form 5500	$1,557,599

The following is a reconciliation of contributions per the financial statements to Form 5500:

December 31, 2014

Total contributions per the financial statements	$1,835,833
Prior year contributions receivable	362,158
Current year contributions receivable	(350,416)

Total contributions per Form 5500	$1,847,575

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

December 31, 2014

Total distributions to participants per the financial statements	$2,907,985
Prior year excess contributions payable	66,577
Current year excess contributions payable	(100,664)

Total benefit payments per Form 5500	$2,873,898

BOOKS-A-MILLION, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

Amounts currently receivable by the Plan and payable to participants, dependents and beneficiaries are not recorded on the Form 5500, as the Form 5500 has been prepared based on the cash method of accounting.

11.	SUBSEQUENT EVENTS

Management evaluated subsequent events through the financial statements issuance date of June 29, 2015.

BOOKS-A-MILLION, INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN – 63-0798460 PLAN NUMBER – 202045

DECEMBER 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(e) Current value

	American Balanced Fund Class R-3	Mutual Funds	$1,476,904
	American AMCAP Fund Class R3	Mutual Funds	4,877,158
	Invesco Comstock Fund Class A	Mutual Funds	2,634,524
	Columbia Mid Cap Index Fund Class A	Mutual Funds	278,214
	JP Morgan SmartRetirement Income Fund Class A	Mutual Funds	124,388
	JP Morgan SmartRetirement 2020 Fund Class A	Mutual Funds	603,438
	JP Morgan SmartRetirement 2030 Fund Class A	Mutual Funds	1,712,396
	JP Morgan SmartRetirement 2040 Fund Class A	Mutual Funds	1,705,714
	Fidelity Advisor Government Income Fund Class T	Mutual Funds	627,870
	JP Morgan SmartRetirement 2050 Fund Class A	Mutual Funds	1,703,721
	BlackRock S&P 500 Stock Fund Class I	Mutual Funds	2,267,242
	Franklin Small Cap Value Fund Class A	Mutual Funds	730,930
	Oppenheimer International Growth Fund Class A	Mutual Funds	13,544
	Oppenheimer Developing Markets Fund Class A	Mutual Funds	89,714
	Franklin Small Cap Growth Fund Class A	Mutual Funds	518,406
	Templeton Foreign Fund Class A	Mutual Funds	393,282
	Lord Abbett Bond Debenture Fund Class A	Mutual Funds	387
	MFS Massachusetts Investors Growth Stock Fund Class A	Mutual Funds	515,567
	Pioneer Bond Fund Class A	Mutual Funds	115,382
	Janus Enterprise Fund Class A	Mutual Funds	169,034
	Federated Capital Preservation Fund ISP	Collective Trusts	2,157,625
	Retirement Bank Account and Sweep Account	Money Market	227,606
*	Books-A-Million, Inc. Employer Stock	Employer Stock	226,082

	Total investments		23,169,128
*	Notes receivable from participants	Various maturity dates (interest rates ranging from 4.25% to 9.25%)	1,298,921

	Total assets held		$24,468,049

*	Represents a party-in-interest.

Column (d) has not been presented as this information is not applicable.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOOKS-A-MILLION, INC. 401(k) PLAN

Date: June 29, 2015	by:	/s/ R. Todd Noden
R. Todd Noden
Executive Vice President and Chief Financial Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Plan

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP.